Exhibit 99.45

WonderFi to Use Stablecoins for Treasury Management

Vancouver, British Columbia--(Newsfile Corp. - September 14, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC: WONDF) (the “Company” or “WonderFi”) today announced that it will be using US dollar denominated stablecoins in its treasury management strategy.

Stablecoins are price-stable digital currencies backed by fiat currency, and provide significant benefits including streamlining cash management, enabling the entering and exiting of crypto investments seamlessly, and providing the ability to obtain long-term value on corporate balance sheets by earning yield on idle assets.

“Stablecoins are the future of treasury management for companies in all industries and of all sizes” commented Ben Samaroo, CEO of WonderFi. “The use of stablecoins in our treasury management allows us to earn much higher yields on our unused working capital and cash reserves, than we would through a bank. This allows us to optimize performance of cash on our balance sheet without increasing volatility.”

WonderFi intends to utilize certain stablecoins including USDC and DAI, and the Company will review performance, risks and new developments in the area on an ongoing basis to continue to optimize its treasury management.

WonderFi is also pleased to announce that its common shares listed in the United States under the symbol “WONDF” are now eligible for electronic clearing and settlement through the Depository Trust Company (“DTC”) in the United States.

The DTC is a subsidiary of the Depository Trust & Clearing Corporation that manages the electronic clearing and settlement of publicly traded companies in the United States. Securities that are eligible to be electronically cleared and settled through DTC are considered to be “DTC eligible.” The electronic method of clearing securities through the DTC allows for cost-effective clearing and guaranteed settlement, simplifying and accelerating the settlement process for investors trading the Company’s shares.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Ben Samaroo, CEO

ben@wonder.fi

(604) 704-4373

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi’s executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi’s core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: the benefits of using stablecoins for treasury management; and the ability of the Company to optimize its treasury management.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to reviewand determine best practices for treasury management; and changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/96456